SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

July 21, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Company Secretariat

21 July 2011

To:
Australian Securities Exchange
London Stock Exchange

cc:
New York Stock Exchange
JSE Limited

Notice of Dividend and AGM Dates

Name of entities
BHP Billiton Limited ABN 49 004 028 077
BHP Billiton Plc REG NO 3196209

The proposed dates(1) for the 2011 Final Dividend and 2011 Annual General Meetings of BHP Billiton Limited and BHP Billiton Plc are as follows:

2011 Final Dividend

Preliminary Results Announcement and Dividend Declaration:
24 August 2011

Last day to trade on JSE Limited and currency conversion into RAND:
2 September 2011

Ex-Dividend Date (Australian & Johannesburg stock exchanges):
5 September 2011

Ex-Dividend Date (London & New York stock exchanges(2)):
7 September 2011

Record Date (including currency conversion and currency election dates for Australian & London stock exchanges):
9 September 2011

Payment Date:
29 September 2011

Please note that BHP Billiton Plc shareholders registered on the South African section of the register will not be able to dematerialise or rematerialise their shareholdings between the dates of 5 and 9 September 2011 (inclusive), nor will transfers between the UK register and the South African register be permitted, between the dates of 2 and 9 September 2011 (inclusive).

2011 Annual General Meetings (AGM)

The 2011 AGM of BHP Billiton Plc will be held in London on Thursday, 20 October 2011 at 11.00am.

The 2011 AGM of BHP Billiton Limited will be held in Melbourne on Thursday, 17 November 2011 at 10.30am.

Jane McAloon
Group Company Secretary

(1) Dates are subject to change.
(2) BHP Billiton Limited and BHP Billiton Plc shares are listed on the NYSE in the form of American Depositary Receipts (ADR’s).

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street, Melbourne Victoria 3000
Tel +61 1300 55 47 57
Fax +61 3 9609 4372
bhpbilliton.com

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place, London SW1V 1BH United Kingdom
Tel +44 20 7802 4000
Fax +44 20 7802 4111
bhpbilliton.com

The BHP Billiton Group is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077) BHP Billiton Plc (REG. NO. 3196209)
Date : July 21, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary